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June 8, 2009
Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No. 000-23661
Dear Mr.. Vaughn:
     On behalf of Rockwell Medical Technologies, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated May 28, 2009 with respect to the Company’s Form 10-K for the year ended December 31, 2008. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.
Form 10-K for the Year Ended December 31, 2008
General
1.	We note from the cover of the Form 10-K that for the year ended December 31, 2008 you were an accelerated filer under Rule 12b-2. However, we do not see where you have provided all of the disclosures required by Regulations S-X and S-K applicable to accelerated filers. For example, we note you have not provided audited statements of income and cash flows for each of the three fiscal years preceding your most recent audited balance sheet as required by Rule 3-02 of Regulation S-X. We further note that you have not provided all of the disclosures required by Item 303(A) of Regulation S-K, including but not limited to, the contractual obligation table, disclosure of any off-balance sheet arrangements and discussion of the results of operations for each of the years required to be included in the financial statements. We also do not see where you have provided disclosure of selected quarterly financial data as required by Item 302 of Regulation S-K. Please amend the filing to include all of the disclosures required by Regulations S-K and S-X. In this regard, please note that the examples listed above are not intended to be a comprehensive list of all the additional disclosures that may be required.
     Although the Company became an accelerated filer (and complied with the earlier filing deadline and the requirement to provide an attestation report from its independent

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auditors with respect to the Company’s internal control over financial reporting), we relied on the transition rule in Regulation S-K Item 10(f)(2) to determine the disclosures required in the Form 10-K. This rule provides that the Company may otherwise continue to comply with the Smaller Reporting Company requirements until it files its Quarterly Report on Form 10-Q for the first quarter of the year following its change in status. Applying this rule, the Company looked to Article 8 of Regulation S-X to determine the financial statements required to be included in the Form 10-K and referred to the scaled disclosure requirements available to Smaller Reporting Companies for the remaining disclosures in its Form 10-K, and then completed the transition to the accelerated filer requirements in the first quarter Form 10-Q.
     In an effort to ensure we would be fully in compliance with the Commission’s disclosure requirements when the Company prepared its Form 10-K for the year ended December 31, 2008, we sought informal advice from the Small Business Policy Office of the Division of Corporation Finance in August 2008 on the proper interpretation of the transition rules and followed the advice we received telephonically as well as Exchange Act Rules Compliance and Disclosure Interpretation 130.04, which was published on the Commission’s website in part in response to our inquiry. While we understand that such advice is not binding on the Commission, Item 10(f)(2) has not been changed and CDI 130.04 remains posted on the Commission’s website, so we would expect that the advice we received continues to represent the Commission’s current interpretation of these rules. As a result, the Company believes it has complied in all material respects with the Form 10-K disclosure requirements applicable to it and that no further amendment of the Form 10-K is necessary.
2.	Further to the above, to the extent that you conclude that you have not provided all of the disclosures required by Regulations S-K and S-X, please tell us how failure to provide the required information impacts each of your disclosure controls and procedures and your internal control over financial reporting. Specifically, please tell us whether you believe the failure to provide all of the required disclosures represents a material weakness and, if so, revise your disclosures on pages 24 and 25 to include additional disclosure as appropriate. Refer to Item 308(a) of Regulations S-K.
     In view of our response to comment #1, the Company believes no revision to these disclosures is necessary.
Item 9A, Controls and Procedures, page 24
Management’s Report on Internal Control Over Financial Reporting, page 25
3.	We note that you identified two material weaknesses in your internal controls over financial reporting. Please tell us and revise future filings, including any amendment to this filing, to clearly identify the nature of each of the material weaknesses, including a description of the actual control deficiency. Discuss the impact of the control deficiency on your financial reporting and your internal control over financial reporting. Finally, discuss in detail management’s current

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plans, if any, or actions already undertaken, for remediating the material weaknesses. In this regard, your current disclosure that “management has taken certain steps to reduce the risk” appears vague and general.
     As discussed in the Form 10-K and the Form 10-Q for the first quarter of 2009, the Company identified two material weaknesses at December 31, 2008: (i) inadequate segregation of duties pertaining to access to information technology applications used in our business operations, and (ii) inventory valuation and reporting procedures.
     The first material weakness was the result of several significant deficiencies related to information technology system access in conjunction with and following the initial implementation of a new enterprise resource planning, or ERP, system the Company had recently installed. The Company was still in the process of making improvements to its functionality through the end of the fourth quarter of 2009. This process necessitated a number of compromises to good internal control practice to ensure that the software could be maintained correctly and that important business functions were not interrupted during this period. These compromises took the form of temporarily granting excessive access rights to support staff and some end users.
     The second material weakness was identified because inventory transaction processing and inventory valuation procedures were not executed as intended and failure to do so was not identified on a timely basis.
     As noted in the Form 10-K and Form 10-Q, these weaknesses did not result in a material misstatement of the Company’s financial statements but posed a risk that they could result in a material misstatement that may not be prevented or detected on a timely basis. For example, inadequate segregation of duties for information technology access could have permitted an employee with access to the Company’s information technology applications to improperly or fraudulently modify the Company’s financial records, causing the Company’s financial statements to be misstated. Also, failure to follow inventory transaction processing procedures and inventory control procedures could have resulted in inventory being improperly reflected in the financial statements and potentially caused the financial statements to be materially misstated.
     Following completion of the improvements to our ERP system in January 2009, we were able to eliminate excessive access rights to support staff, information technology consultants and end users without compromising system functionality or integrity. Management refined certain security policies in both the operating system and ERP system to create a more secure environment by eliminating multi-user access, further limiting administrator access and creating a monthly security review process.
     Management also implemented additional inventory control, valuation and monitoring procedures during the first quarter of 2009. These changes included a complete review and update of all standard costs, monthly transaction sample testing for completeness and accuracy, ongoing inventory cycle counting procedures, and a periodic status review of all open production jobs.

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     As a result of these changes and review by management, management concluded that the previously reported material weaknesses were fully remediated as of March 31, 2009. These actions and management’s conclusion were disclosed in the Form 10-Q for the first quarter of 2009. Consequently, the Company does not anticipate making any further disclosure of these material weaknesses in future filings. However, if it determines that such disclosure is necessary in future filings or if it identifies and discloses other material weaknesses in the future, the Company will include the requested information in the relevant filings.
Item 4. Controls and Procedures, page 12
Changes in Internal Control Over Financial Reporting, page 12
4.	In the first paragraph here, you state that there were no changes in your internal control over financial reporting “except as described below.” Your current disclosure could be confusing as it appears to state that there were no changes except to the extent that there were changes. In future filings, please provide a clear statement as to whether there have been any changes in your internal control over financial reporting that materially affected or are reasonably likely to materially affect, your internal control over financial reporting.
     To the extent material changes are made in the future that must be disclosed, the Company intends to describe such changes in future filings and to conclude with words to the effect that: “Except for the changes described above, there were no other changes in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at (248) 960-9009 or Mark Metz, the Company’s outside counsel, at (313) 568-5434 with any questions or if we can be of any assistance in completing your review of these responses.
Very truly yours,
Thomas E. Klema
Chief Financial Officer